Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

September 17, 2024

VIA EDGAR TRANSMISSION

Karen Rossotto

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust II (the “Trust”)
Post-Effective Amendment No. 231 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23793; 333-264478

Dear Ms. Rossotto:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on September 10, 2024, with respect to the Registration Statement of the Trust’s proposed new series, the STKD Bitcoin & Gold ETF (the “Fund”). For your convenience, each comment has been reproduced with a response following the comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

Prospectus

1.	Please supplementally provide the Staff with a completed Fee Table pre-effectively. If the Fund is expected to experience greater than 0.01% in Acquired Fund Fees and Expenses, please add a line item for this expense.

Response: The Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A.

2.	Regarding the Fund’s Principal Investment Strategies, the disclosure in general indicates that the Fund will invest in bitcoin futures contracts and gold futures contracts as well as underlying funds that provide exposure to bitcoin and/or bitcoin futures and gold and/or gold futures. However, disclosure on page 2 indicates that the Fund will seek to capture the price return of these asset classes through investments in underlying funds that provide exposure to bitcoin and/or bitcoin futures and gold and/or gold futures. Please reconcile. If the Fund will not invest in futures, please explain how it will obtain 100% exposure to bitcoin and 100% exposure to gold. Regardless of whether futures will be used, please disclose whether the Fund will invest in underlying funds with two times price performance of bitcoin or gold through the use of derivatives contracts, such as futures and swaps.

Response: The Trust responds supplementally by confirming that the Fund will invest in bitcoin and gold futures contracts, as well as underlying funds providing exposure to these asset classes. Revisions will be made to clarify this. The Trust also responds supplementally by confirming that the Fund will not invest in underlying funds with two times price performance of bitcoin or gold as part of its principal investment strategies, but may do so on a non-principal basis and will include relevant disclosure in the Fund’s SAI.

3.	If the Fund will have concentrated exposure to any underlying fund, please revise to disclose the underlying fund. In addition, in terms of any spot bitcoin exchange-traded product to which the Fund will have concentrated exposure, demonstrate supplementally that the underlying fund is eligible to use Form S-3 for a primary offering of non-investment grade securities pursuant to General Instruction 1(b) of Form S-3, or alternatively, explain why there is sufficient market interest and publicly available information regarding the underlying issuer, notwithstanding its inability to use form S-3 for such an offering. With respect to such underlying funds to which there will be concentrated exposure, please provide in the Fund’s principal investment strategies:

a.	a brief discussion of the underlying funds and their operations, including with regard to creations/redemptions, custody and valuation;
b.	a statement that the underlying funds are subject to the informational requirements of the federal securities laws, and in accordance therewith, file reports and other information with the SEC;
c.	a statement that the SEC maintains an internet site that contains reports, proxies, information statements and other information regarding the underlying funds that are filed electronically with the SEC at www.sec.gov;
d.	the name of the national securities exchange on which an underlying fund’s securities are listed, and the associated ticker symbol; and
e.	whether the underlying fund will only invest in cash settled bitcoin futures contracts that trade on a U.S. regulated exchange.

Response: The Trust responds supplementally by confirming that it will not have concentrated exposure (i.e. invest greater than 25% of its assets) to any individual underlying fund.

4.	In the Principal Investment Strategies section, with respect to the disclosure stating that bitcoin and gold are complementary asset classes providing complementary benefits, please revise to explain how this is the case. Revise to explain why bitcoin has been called “digital gold” and why it has not been invested in and traded as such, and thus has historically had a low correlation with gold.

Response: The Trust responds by making revisions explaining how bitcoin and gold are complementary asset classes, and providing the additional requested explanations.

5.	In the Principal Investment Strategies section, with respect to the disclosure stating that “your single dollar investment is doubled to follow and potentially profit (or experience losses) from two different investment strategies,” the Staff considers this misleading since the doubling is accomplished with leverage. Please delete or revise accordingly.

Response: The Trust respectfully disagrees that the language in question is misleading, especially considering the multiple explanations provided on how the Fund stacks returns. However, the Trust will revise the sentence to clarify that the referenced sentiment is attributable to the Fund's use of leverage.

6.	Regarding the Fund’s investment through a Cayman Subsidiary, please:

a.	Disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) on an aggregate basis with the Subsidiary.

b.	Disclose that the Fund complies with the provisions of the Investment Company Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary’s debt as its own for purposes of Section 18.5.

c.	Disclose that the Adviser, as the investment adviser to the Subsidiary, complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. For purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

d.	Disclose that the Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.

e.	Disclose the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a Subsidiary should reflect aggregate operations of the Fund and the Subsidiary.

f.	Explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not.

g.	Confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

h.	Please confirm in correspondence the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

i.	Please confirm the Subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

j.	Please disclose that the Fund does not intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund.

Response: The Trust responds by revising the Prospectus to make the requested disclosures to the extent not already disclosed. The Trust also confirms supplementally:

●	The financial statements of the Subsidiary will be consolidated with those of the Fund.
●	The Subsidiary and/or its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.
●	The Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.
●	The Subsidiary’s management fee (if any) will be included in Fund’s “Management Fees,” and the Subsidiary’s expenses (if any) will be included in “Other Expenses” in the Fund’s fee table.

7.	In the Principal Investment Strategies section, with respect to the disclosure regarding reverse repurchase agreements, please revise to clarify the purpose of these instruments as the current disclosure suggests they will be used for tax purposes.

Response: The Trust responds by revising the disclosure to add additional context around the Fund’s use of reverse repurchase agreements.

8.	In the Principal Investment Strategies section, with respect to the section entitled “Information About Bitcoin”:
a.	For clarity, ensure all references to Bitcoin Blockchain are capitalized, and all references to the bitcoin native currency are not capitalized.
b.	In the “Bitcoin Description” sub-section, please revise the disclosure to clarify that although bitcoin is called a crypto or digital currency, it is not presently accepted widely as a means of payment. Please also revise to generally use the term crypto asset or digital asset when referring to bitcoin.
c.	In the “Bitcoin Description” sub-section, the statement, “the first and most well-known cryptocurrency,” is not consistent with the first reference to bitcoin in the prospectus where it refers to bitcoin as “a modern digital asset class.” Please revise to reconcile here and throughout the prospectus.
d.	In the “Bitcoin Blockchain Description” sub-section, please refrain from characterizing the Bitcoin Blockchain as absolutely irreversible. In this regard, we note that the Bitcoin Blockchain relies on probabilistic settlement finality, not deterministic settlement finality, such that bitcoin users of the Bitcoin Blockchain generally do not view settlement of transactions as being secure or irreversible until five additional blocks are included in the Blockchain, a process that takes approximately one hour to play out.
e.	In the “Bitcoin and Bitcoin Blockchain Use Cases” sub-section, with respect to “Decentralized Transactions,” please disclose that bitcoin and the Bitcoin Blockchain were designed to be used as an alternative general purpose payment system and while bitcoin may be an attractive option for cross border transfers and remittances, it is presently not widely used as a means of payment.
f.	In the “Bitcoin and Bitcoin Blockchain Use Cases” sub-section, with respect to “Smart Contracts” and “Asset Tokenization,” please clarify that these uses are extremely limited or speculative. In this regard, please disclose that unlike the scripting language of blockchain platforms like Ethereum, the scripting language of the Bitcoin Blockchain is not Turing complete, and thus is much more limited in terms of the types of smart contracts it can support.

Response: The Trust responds by making the requested revisions.

9.	Revise the Principal Investment Risks section, where appropriate, to highlight that the Fund’s strategy may be harmed to the extent bitcoin is viewed less as a risk asset, and more as, like gold, a safe haven asset, resulting in the two assets having a much higher correlation and a less stable investment trajectory for the Fund.

Response: The Trust responds by making the suggested revisions.

10.	In the Principal Investment Risks section, with respect to Bitcoin Investment Risks, please disclose that the “small group” (i.e., “whales) may have the ability to manipulate bitcoin. Please also revise to ensure that bitcoin trading platforms are not referred to as exchanges. Remove any language that might suggest that these trading platforms are regulated as exchanges under securities laws or otherwise.

Response: The Trust responds by making the suggested revisions.

11.	In the Principal Investment Risks section, with respect to “Digital Assets Risks,” please clarify that although digital assets may be designed as mediums of exchange, they are presently not used widely as such. Please also disclose that bitcoin trading platforms may be operating out of compliance with regulations.

Response: The Trust responds by making the suggested revisions.

12.	In the Principal Investment Risks section, with respect to “Underlying Fund Risk,” if any of the underlying funds may use cash settled non-exchange traded OTC swaps to obtain exposure or leveraged exposure to bitcoin, please address that here as well as in the Principal Investment Strategies section. Please also revise to explain that none of the underlying funds that invest in bitcoin or gold directly are registered as an investment company under the 1940 Act. In addition, in the first instance of the term Underlying Fund being used in the prospectus, disclose that although spot bitcoin and gold ETPs may be referred to as ETFs or funds, they are not registered under the 1940 Act.

Response: The Trust responds by revising the principal investment strategies and the referenced risk disclosure to make clear that the underlying funds may invest in swaps. The Trust also responds by making the requested changes regarding underlying funds not being registered under the 1940 Act.

13.	In the Principal Investment Risks section, with respect to the “Reverse Repurchase Agreement Risk,” please revise to clarify the purpose of these instruments as the current disclosure suggests they will be used for tax purposes.

Response: The Trust responds by directing the Staff to its response to comment 7 above which the Trust believes sufficiently responds to this comment as well.

14.	If the Fund’s creation units are purchased or redeemed primarily with cash, please disclose that purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the ETF to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in-kind. In addition, please disclose that these costs could be imposed on the ETF, and thus decrease the ETF’s net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

Response: The Trust responds by making requested revisions to the “Cash Redemption Risk” disclosure.

SAI

15.	Please supplementally confirm the Adviser’s Code of Ethics applies to transactions in bitcoin or bitcoin-linked derivatives and that access persons are required to pre-clear such investments.

Response: The Trust hereby confirms that the Adviser’s code of ethics has been updated to apply to transactions in bitcoin or bitcoin-linked investments/derivatives and that Access Persons, as defined in Rule 17j-1 of the Investment Companies Act, will be required to preclear such transactions.

If you have any questions or require further information, please contact John Hadermayer at (262) 318-8236 or jhadermayer@tidalfg.com.

Sincerely,

/s/ John Hadermayer

John Hadermayer

SVP Legal

Tidal Investments LLC

Appendix A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.99%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(2)	0.00%
Acquired Fund Fees and Expenses(2)(3)	0.01%
Total Annual Fund Operating Expenses	1.00%

(1)	The Fund’s adviser will pay, or require a sub-adviser to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the”1940 Act”), and litigation expenses, and other non-routine or extraordinary expenses.

(2)	Based on estimated amounts for the current fiscal year.
(3)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$102	$318